Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
(Dollars in thousands)	2015	2014	2013	2012	2011
INCLUDING INTEREST ON DEPOSITS
Earnings
Net income before income taxes and noncontrolling interest	$17,150	$9,074	$6,316	$3,128	$711
Plus: Total fixed charges (see below)	4,796	2,869	2,613	3,280	3,560
Less: Net earnings attributable to noncontrolling interest	2,069	512	-	-	-
Less: Preferred stock dividends	-	-	-	-	-
Total earnings	$19,877	$11,431	$8,929	$6,408	$4,271

Fixed Charges
Total interest expense	$4,796	$2,869	$2,613	$3,280	$3,560
Interest included in operating lease rental expense	-	-	-	-	-
Total Fixed Charges	4,796	2,869	2,613	3,280	3,560
Preferred stock dividends	-	-	-	-	-
Total Fixed Charges and Preferred Stock Dividends	$4,796	$2,869	$2,613	$3,280	$3,560

Ratio of Earnings to Fixed Charges	4.14	3.98	3.42	1.95	1.20

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	4.14	3.98	3.42	1.95	1.20

EXCLUDING INTEREST ON DEPOSITS
Earnings
Net income before income taxes and noncontrolling interest	$17,150	$9,074	$6,316	$3,128	$711
Plus: Total fixed charges (see below)	442	442	511	778	792
Less: Net earnings attributable to noncontrolling interest	2,069	512	-	-	-
Less: Preferred stock dividends	-	-	-	-	-
Total earnings	$15,523	$9,004	$6,827	$3,906	$1,503

Fixed Charges
Total interest expense	$4,796	$2,869	$2,613	$3,280	$3,560
Interest included in operating lease rental expense	-	-	-	-	-
Less: Interest expense on deposits	4,354	2,427	2,102	2,502	2,768
Total Fixed Charges (excluding interest on deposits)	442	442	511	778	792
Preferred stock dividends	-	-	-	-	-
Total Fixed Charges and Preferred Stock Dividends (excluding interest on deposits)	$442	$442	$511	$778	$792

Ratio of Earnings to Fixed Charges	35.12	20.37	13.36	5.02	1.90

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	35.12	20.37	13.36	5.02	1.90